March 31, 2010
J. Nolan McWilliams
Attorney-Advisor
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Mail Stop 3561

Re:	Burger King Holdings, Inc. Form 10-K Filed August 27, 2009 File No. 001-32875 Definitive Proxy Statement on Schedule 14A Filed October 8, 2009
Dear Mr. McWilliams:
     On behalf of Burger King Holdings, Inc. (the “Company”), we hereby respond to the Commission Staff’s comment letter, dated March 11, 2010, regarding the Company’s Form 10-K for the year ended June 30, 2009 (the “2009 Form 10-K”), filed with the Commission on August 27, 2009, and the Company’s Definitive Proxy Statement on Schedule 14A, filed with the Commission on October 8, 2009 (the “Proxy Statement”). In accordance with your letter, in those instances that you have requested additional information, we have provided the additional information in this letter. Please note that for the Staff’s convenience we have recited the Staff’s comment and provided the Company’s response to the comment immediately thereafter.
Schedule 14A
Compensation Discussion and Analysis, page 15
Annual Cash Incentive Program, page 20

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: J. Nolan McWilliams
March 31, 2010

1.	We note your statement that disclosure of EMEA and APAC targets would result in competitive harm. Please provide us with a detailed analysis of why quantified disclosure of these performance targets is excludable under Instruction 4 to Item 402(b).
     The Company believes that disclosure of the threshold, target and maximum EBITDA targets for the EMEA and APAC regions as well as disclosure of the actual EBITDA for each of the two regions would result in competitive harm to the Company and therefore are excludable under Instruction 4 to Item 402(b). As requested, we have provided the Company’s detailed analysis as to why quantified disclosure of these performance targets is excludable under Instruction 4 to Item 402(b) in Annex A to this letter.
2.	In this regard, we note your disclosure that performance goals are developed with the “intent of being challenging, but achievable” and the maximum levels will only be reached if you “significantly exceed [your] financial goals.” Please provide us with support for the level of difficulty you assert and confirm that in future filings you will disclose with meaningful specificity how difficult or likely it would be for you or your executive officers to achieve the undisclosed targets.
     We acknowledge the Staff’s comment. Please note that on page 21 of the Proxy Statement we provided the Company’s historical experience regarding the performance level achieved by the EMEA region in each of the four years since the Company became a reporting issuer. Specifically, we stated, “[f]or the fiscal years 2006-2009, we achieved our EMEA threshold performance goals each year, our EMEA target performance goals twice and our EMEA maximum performance goal once.” The Company believes that this disclosure provides meaningful specificity as to how difficult or likely it would be for the Company to achieve the undisclosed targets.
Individual Performance Multiplier, page 22
3.	We note your disclosure that individual performance measures may be used to adjust your executives’ bonuses. In your response, please provide a quantitative and qualitative discussion of these measures, and confirm that you will provide this discussion in future filings. Please note that qualitative measures generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: J. Nolan McWilliams
March 31, 2010

     We acknowledge the Staff’s comments. Based on the Company’s evaluation of the annual cash incentives awarded under the BKC Fiscal Year 2009 Restaurant Support Incentive Program (the “RSIP”) and the long-term equity incentives (“LTI”) awarded in 2009, the Company believes that none of the individual qualitative or quantitative performance objectives evaluated in determining the Individual Performance Multiplier is material to understanding how the bonus programs operated, or how annual cash incentive or LTI amounts were determined, in fiscal year 2009. As set forth in Instruction 3 to Item 402(b), the “Compensation Discussion and Analysis should focus on the material principles underlying the registrant’s executive compensation policies and decisions and the most important factors relevant to analysis of those policies and decisions.” (Emphasis added) The Company believes that the most important factors relevant to an understanding of the compensation decisions made by the Compensation Committee in 2009 are the Target Bonus Percentage of each NEO, which is established in each NEO’s employment agreement, and the Overall Business Performance Factor, which can vary the payout under the RSIP from 50% to 200% (assuming the threshold performance level is met) and the LTI programs from 50% to 150%, depending on the Company’s financial performance. In 2009, the Overall Business Performance Factor for the RSIP was EBITDA, both world-wide and for the geographic area of responsibility, and Profit before Taxes for the LTI awards. On pages 20, 21 and 23 of the Proxy Statement, the Company sets forth the targets for each of these quantitative metrics, other than those which may be excluded pursuant to Instruction 4 of Item 402(b).
     As noted in the Proxy Statement on page 22, the “Individual Performance Multiplier” is a multiplier, ranging from 0 to 1.25, established for each NEO which can adjust the annual cash incentive awards payable to each NEO and the LTI awards to each NEO, other than the CEO (the “Other NEOs”). The process used to determine each Other NEO’s Individual Performance Multiplier is fundamentally subjective in nature. At the beginning of each year, the Compensation Committee, in consultation with the CEO for each Other NEO, establishes a series of individual performance objectives against which each Other NEO will be evaluated at the end of the fiscal year. In fiscal 2009, this list of individual performance objectives (both quantitative and qualitative) for each Other NEO included 17 or more deliverables relating to broad business objectives and approximately 5 deliverables addressing broad inclusion and people development objectives. These business objectives differed for each Other NEO based on his individual responsibilities and the business function, division or group that he managed. For example, (1) for the CFO, the business objectives included initiatives to enhance and/or roll-out various management information systems and rationalize global general and administrative costs, (2) for the President, Global Marketing, Strategy and Innovation, the business objectives included quantitative and qualitative measures relating to the effectiveness of marketing campaigns, the quality of the guest experience, menu expansion and franchisee engagement and (3) for the Presidents of North America and EMEA, the business objectives included quantitative and qualitative measures relating to the operational performance of the restaurants in the respective region, continued expansion of the region’s restaurant portfolio, enhanced guest experience and franchisee relationships. At the end of the fiscal year, the CEO, assisted by the Chief Human Resources Officer, provides the Compensation Committee with a performance rating, on a scale of between 1 and 5, for each of the business, inclusion and people development objectives for each Other NEO. Each Other NEO was then evaluated on 12 leadership and management competencies and the resulting scores were weighted evenly with the business and inclusion and people development objectives to determine the Other NEO’s final Individual Performance Multiplier. The interplay among the various objective and subjective factors considered by the Compensation Committee meant that no single qualitative or quantitative performance objective, or specific set of qualitative or quantitative performance objectives, was material to the Compensation Committee’s 2009 annual cash incentive or LTI decisions. Consequently, disclosure of the specific qualitative or quantitative performance objectives established for each Other NEO or the target levels for the quantitative performance objectives would not provide meaningful information to investors as to how bonus amounts were determined.

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: J. Nolan McWilliams
March 31, 2010

     For the CEO, individual performance objectives are only considered to determine his annual cash incentive. For 2009, there were a more limited number of qualitative and quantitative measures, including company-wide financial and operational measures, such as EBITDA, comparable sales and restaurant portfolio growth, as well as initiatives relating to employee morale, succession planning and leadership. However, the Compensation Committee maintains complete discretion in assigning the CEO a performance rating based on his performance and therefore the determination of the CEO’s Individual Performance Multiplier is inherently subjective. For 2009, the CEO’s Individual Performance Multiplier was 1.0 and therefore the amount of annual cash incentive paid to the CEO was a result only of the CEO’s Annual Base Salary, his Target Bonus Percentage (as established in his employment agreement) and the financial performance of the Company with respect to its EBITDA performance target. Consequently, the Company believes that a discussion of the specific qualitative or quantitative performance objectives or the targets levels for the quantitative performance objectives for the CEO would not provide meaningful information to investors as to how bonus amounts were determined.
     We note that while Item 402(b)(v) includes in its illustrative examples of the kinds of information a registrant may include, in a given case, “specific items of corporate performance         ..taken into account in setting compensation policies and making compensation decisions,” Section II.B.I of the SEC Release No. 33-8732 states “in some cases an example may not be material to a particular company and therefore no disclosure would be required.” The Company does not believe that any specific qualitative or quantitative performance objective or any set of qualitative or quantitative performance objective is material to the Company in setting compensation policies and making compensation decision.
     In light of the Staff’s comment, the Company will include in future filings a discussion of the categories of individual performance objectives that were evaluated in connection with the determination of each NEOs Individual Performance Multiplier in substantially the same manner as set forth above, while not providing any specific quantitative or qualitative performance objectives, to the extent that this description continues to reflect the Compensation Committee’s determination process. If, and to the extent that one or more particular individual performance objective is material to the determination of the annual cash incentive amounts or LTI awards paid to any NEO for a particular year, the Company will identify the individual performance objective or objectives that were considered (except to the extent confidential treatment is appropriate according to Instruction 4 to Item 402(b) of Regulation S-K) and will discuss the extent to which the NEO met specific goals relevant to those factors.

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: J. Nolan McWilliams
March 31, 2010

     Finally, as requested in the Commission Staff’s comment letter, dated March 11, 2010, regarding the 2009 Form 10-K and the Proxy Statement, this confirms on behalf of the Company that the Company acknowledges:
•	that it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	that Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filings;

•	that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding the above, please contact the undersigned at (305) 789-7548.

Sincerely yours, HOLLAND & KNIGHT LLP

By:	/s/ Kara L. MacCullough
Kara L. MacCullough

cc:	Burger King Holdings, Inc. John W. Chidsey Ben K. Wells Anne Chwat, Esq.